Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2006

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F
                               -------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No   X
                               -------        -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

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                           Converium Holding Ltd, Zug



Zug, Switzerland - February 16, 2006 - Converium reports stable premiums from renewal season.

During the January 2006 renewals Converium wrote and bound an estimated non-life premium volume of around US$ 1.13 billion, which represents a decline of less than 3% (at constant foreign exchange rates). Converium is very satisfied with the renewals. The Company's franchise has remained resilient and robust, despite the challenges presented by its current financial strength ratings. In addition, Converium observed an increasing trend of clients retaining more risk and shifting to non-proportional covers. This resulted in lower overall reinsurance market volume. An additional US$ 410 million of Converium's non-life premium volume will be up for renewal later in 2006. Including life & health business the Company expects total gross premiums written for 2006 of US$ 1.8 to 1.9 billion.

Inga Beale, Converium's new CEO, said: "I am very pleased with this year's renewals. Our underwriting professionals have again done a superb job in maintaining the Converium franchise, in a general market environment which was less favorable than many of us would have expected immediately after the major US hurricanes struck last year."

Inga Beale continued: "Clients and brokers continue to support Converium as a viable alternative in the global reinsurance markets. Their loyalty, in conjunction with our strong capital base and the acknowledged capabilities of our staff, make me confident that we can complete our rebound in due course."


Satisfactory non-life renewals

In January, Converium wrote and bound non-life contracts of US$ 1.13 billion, reflecting more than 97% of the business which was up for renewal (at constant foreign exchange rates as at December 31, 2005). The slight decline in overall renewed business reflects the trend among many clients to retain more risk, i.e. reduce their cessions to reinsurers, as their capital base continues to strengthen. In addition, an increasing number of clients restructured their reinsurance programs in favor of non-proportional, rather than proportional coverage, reducing the premium volume available to reinsurers. Converium managed to offset this decrease in renewed business with premium growth of US$ 78 million as a result of rate or share increases and new business of US$ 116 million. Non-life business worth US$ 410 million will be up for renewal later in 2006.


Growth in marine, motor and property business; decline in more rating-sensitive areas

Converium's Standard Property & Casualty Reinsurance segment wrote and bound US$ 625 million of business, an increase of almost 6%. The Company's Specialty Lines segment recorded a renewal volume of US$ 504 million, a reduction of 12%.

In the marine, motor and property lines of business, Converium's renewed business increased by about 9%, reflecting strong relationships with clients and intermediaries as well as the diminished impact of the Company's current financial strength ratings. In more rating-sensitive lines of business such as credit & surety, general liability and professional liability, Converium recorded a decline in renewed business of 22%, 17% and 27%, respectively, primarily due to the cancellation of a small number of large-volume contracts. These movements were in line with the Company's expectations.

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Significant expansion in Asia-Pacific, Eastern Europe and the Middle East;
slight decline in Western European markets

In its Western European markets Converium's written and bound premium declined by around 4%, largely reflecting the restructuring of reinsurance programs towards non-proportional covers as well as Converium's decision not to renew business which did not meet its profitability targets. However, the Company recorded significant business growth, averaging more than 30%, in Asia-Pacific, Eastern Europe and the Middle East. The Company's growth in these areas is evidence of the robustness of its long-standing client and broker relationships as well as successful new business development. Converium's renewed premium volume in North America, written out of Europe, declined by approximately 32% as a result of the cancellation of liability business. Renewals in the property and property catastrophe lines of business, however, were in line with expectations and benefited from a significant market hardening in catastrophe-afflicted areas. Premium volume remained stable, with significantly improved rates, terms and conditions.


Growth in brokered and non-proportional business

During the January renewals, business generated through brokers grew by approximately 6% to around US$ 373 million. New business represents more than 20% of this total, testifying to Converium's successful efforts to broaden its broker channels. However, direct business declined by around 6% to US$ 755 million, largely because Converium's renewed proportional book, which is generally directly written, decreased by 6% to US$ 954 million. Non-proportional business, which is predominantly written through brokers, grew significantly by 17% to US$ 175 million. As a result, the overall share of non-proportional business increased from 13% to 16%, reflecting general market developments as well as Converium's efforts to capture attractive opportunities in non-proportional reinsurance.


Stable direct client base; increasing number of broker relationships

The January renewals saw Converium benefit from its established long-lasting direct client relationships, access to top decision-makers and a local market presence. These factors continue to underpin the Company's franchise and partially offset the disadvantage arising from its current financial strength ratings.

Converium is pleased that, despite the loss of a few larger client relationships, it successfully preserved its non-life treaty direct client base:
Compared with July 2005, 98% of direct relationships were maintained. Converium even succeeded in increasing the total non-life treaty relationships through brokers by 8%, compared with July 2005. In conjunction with a solid base of direct client relationships this is expected to support future growth in target markets.


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Continued adherence to profitability standards

In general, the January renewals were characterized by stable and attractive rates, terms and conditions. Significant improvements of market conditions were however limited to catastrophe-prone areas in North America and Continental Europe. Heightened competition was noticeable especially in areas where clients continued to retain more risk and to shift to non-proportional coverage. The fact that Converium chose to decline approximately 6% of the business offered to it in January 2006 demonstrates the Company's continued emphasis on the quality of its earnings. Converium retains its adherence to the imperative of technical underwriting.


Total gross premiums written for 2006 expected to reach US$ 1.8 to 1.9 billion

Following the January renewals, Converium reports total non-life expected premium income of US$ 1.54 billion, which is inclusive of US$ 410 million in non-life business up for renewal later this year. Including life & health business and in light of the expected pattern of later non-life renewals, Converium expects total gross premiums written for 2006 to reach US$ 1.8 to 1.9 billion. This figure also reflects a decline of approximately 8% due to foreign exchange rate developments between December 31, 2004 and December 31, 2005: The US dollar appreciated against most of the other currencies Converium writes business in, which reduced the Company's reported premium volume by approximately US$ 150 million.


                                  * * * * * * *


Enquiries:


Esther Gerster                                   Zuzana Drozd
Head of Public Relations                         Head of Investor Relations

esther.gerster@converium.com                     zuzana.drozd@converium.com

Phone:    +41 (0) 44 639 90 22                   Phone:     +41 (0) 44 639 91 20
Fax:      +41 (0) 44 639 70 22                   Fax:       +41 (0) 44 639 71 20

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.



                                  * * * * * * *

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel



Date: February 24, 2006